[Letterhead of CyberArk Software Ltd.]

September 19, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
CyberArk Software Ltd. (CIK No. 0001598110)
Registration Statement on Form F-1 (File No. 333-196991)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CyberArk Software Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-196991), as amended, to 4:00 p.m., Eastern Time, on Tuesday, September 23, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP, counsel to the Company.

[Remainder of Page Intentionally Blank]

Sincerely,

CYBERARK SOFTWARE LTD.

By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer

Signature Page to Company Acceleration Request